United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

WINGSTOP INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 4, 2024

Dear fellow Wingstop shareholders,

We write this brief note in reference to two items in Wingstop’s proxy statement: our shareholder proposal regarding climate change and the election of its directors.

Proposal 6: Our shareholder proposal regarding climate change

The Company’s Opposition Statement does nothing, in our view, to satisfy the concerns raised by our proposal. That the Company leans on its use of recycled frying oil and LED lighting, for example, in response to a proposal about the material risks posed by climate change further illustrates just how troubling its management of those risks is.

We also note the lengthy discussion, toward the Opposition Statement’s end, about SEC climate disclosure rules—such as where the Company states that, “In light of the impending SEC rules, we believe that the proposal may result in duplicative, inefficient and potentially conflicting measures to strengthening our sustainability approach.” [Emphasis added.]

In fact, despite the Company’s claim, the rules are not “impending” but have now been enacted. And, contrary to the concerns expressed by the Company, we now know for certain that the new rules do not prescribe the disclosures or reduction targets called for in the proposal (nor do the rules pose any obstacles to acting on these measures).

Director elections

The Accountability Board will be voting AGAINST the reelection of Nominating & Corporate Governance Committee members Lynn Crump-Caine, Krishnan Anand (Chair), and David Goebel.

One of their Committee’s responsibilities is to “review and assess the Company’s sustainability and environmental, social and governance (‘ESG’) policies, goals, and initiatives, making recommendations as appropriate based on such review and assessment.” But especially in regard to one critical environmental risk area—climate change—we find their oversight to be seriously lacking.

For context, Glass Lewis says it may “recommend voting against responsible directors” where it finds climate disclosures “to be absent or significantly lacking.” And Institutional Shareholder Services (ISS) says it will “generally vote against” directors “in cases where ISS determines that the company is not taking the minimum steps needed to understand, assess, and mitigate risks related to climate change.”

And indeed, Wingstop has but minimal climate change risk disclosures. As our proposal noted:

“[T]he only time the phrase ‘climate change’ even appears on Wingstop’s website is but one reference in a single sentence, where the company’s Annual Report for 2022 discloses that weather changes resulting from climate change may impact ‘the price of availability’ of ‘some’ ingredients. Such minimal attention to a materially consequential concern must raise questions about whether the Board even recognizes, let alone adequately manages, climate change risks.”

That said, the Company has added some additional references to climate change into its Annual Report for 2023 (filed February 21, 2024)—but the fact that those additions were only made following the submission of a shareholder proposal on the topic serves to underscore the lack of appropriate Board attention to this matter. Therefore, we are compelled to vote AGAINST the election of these directors.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.